245 Summer Street

Fidelity® Investments

Boston, MA 02210

May 22, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Fidelity Investment Trust (the trust): File Nos. 002-90649 and 811-04008 Fidelity Emerging Markets II Fund CIK: 0000744822 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Investment Trust (the "Trust") hereby requests the withdrawal of the following Post-Effective Amendment Nos. under the Securities Act to the Trust's registration statement on Form N-1A.

The following Post-Effective Amendment Nos. to the registration statement were duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the "SEC") on the dates shown below and were filed to add a new series to the Trust, Fidelity Emerging Markets II Fund (the "Fund").

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
155	2/10/2017	485APOS	0001379491-17-000717
161	4/24/2017	485BXT	0000880195-17-000112

The Trust has not offered, and does not currently intend to offer in the near future, shares of the Fund. If and when the Trust decides to offer shares of the Fund, it will file another post-effective amendment to its registration statement.

Very truly yours,

/s/Marc Bryant

Marc Bryant

Secretary of the Trust